U.S. Securities and Exchange Commission

December 5, 2017

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 5, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	Newmark Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 4, 2017
File No. 333-221078

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are publicly filing herewith an Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated December 4, 2017, with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”).

Five courtesy copies of Amendment No. 4 marked to show changes to Amendment No. 3 are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages of Amendment No. 4.

Pre-Tax Adjusted Earnings and Post-Tax Adjusted Earnings, page vi

Dividend Policy, page 67

1.	We are still evaluating your response to comment 1 and may have further comments.

Response: The Company acknowledges the Staff’s comment.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 23

2.	We note your disclosure revisions in response to comment 3. Please further revise the disclosure on page 24 to present pro forma earnings per share information.

Response: In response to the Staff’s comment, the Company has revised page 25 of Amendment No. 4 to present pro forma earnings per share information.

U.S. Securities and Exchange Commission

December 5, 2017

Capitalization, page 71

3.	The actual and as adjusted pro forma additional paid-in-capital and retained earnings amounts presented here differ from those presented in the historical and pro forma financial statements. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised page 71 of Amendment No. 4 to present additional paid-in capital and BGC Partners’ net investment in Newmark consistently with the presentation that appears in the historical and pro forma financial statements.

4.	Please explain how marketable securities amounts are relevant to determining your capitalization or remove them from this table.

Response: In response to the Staff’s comment, the Company has revised page 71 of Amendment No. 4 to remove the reference to marketable securities.

Dilution, page 72

5.	Please disclose whether your pro forma net tangible book value amounts include or exclude amounts attributable to noncontrolling interests. Also, disclose the rationale for your treatment.

Response: In response to the Staff’s comment, the Company has revised page 72 of Amendment No. 4. The Company acknowledges the Staff’s comment and has revised the disclosure to indicate that amounts attributable to noncontrolling interests have been excluded. The Company believes that excluding noncontrolling interests provides enhanced visibility to investors with respect to pro forma net tangible book value attributable to owners of the Company.

6.	Please reconcile the pro forma net tangible book value amount shown in the second paragraph to your pro forma financial statements. Also, tell us your basis for excluding each pro forma adjustment not directly related to the offering proceeds from this amount. Refer to Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 72 of Amendment No. 4. As part of the revision, the Company has revised the pro forma net tangible book value amount presented in second paragraph to include all pro forma adjustments not directly related to the offering proceeds. The following is a reconciliation of such pro forma net tangible book value to the amount set forth in the pro forma financial statements:

	Pro Forma Net Tangible Book Value As of September 30, 2017	IPO Proceeds (a)	Repayment of Term Loan	Pro Forma As Adjusted Net Tangible Book Value As of September 30, 2017
	(dollars in thousands)
Total Assets	$2,299,194	$575,000	(575,000)	$2,299,194
Goodwill	476,956	—		476,956
Other Intangible – Net	23,970	—		23,970
Total Consolidated Tangible Assets	1,798,268	—		1,798,268
Total Liabilities	2,487,815	—	(575,000)	1,912,815
Noncontrolling Interest	75,205	—		75,205
Net Tangible Book Value (Deficiency)	(764,752)	575,000	—	(189,752)

(a)	Represents the estimated net proceeds to the Company from the offering (assuming an initial public offering price of $20.50 per share, which is the midpoint of the offering price range set forth on the cover page of the prospectus included in the Registration Statement, and excluding the underwriters’ option to purchase additional shares of Class A common stock), after deducting estimated offering expenses and underwriting discounts and commissions.

Unaudited Pro Forma Condensed Combined Financial Data, page 76

7.	Please revise your pro forma balance sheet and statements of operations to present a pro forma subtotal column that gives effect to all pro forma adjustments other than those directly related to the receipt and use of the IPO proceeds. To the right of this column, present the pro forma adjustments directly related to the receipt and use of the IPO proceeds and then the pro forma as adjusted column. Please similarly revise your pro forma presentations elsewhere in the filing to present both pro forma amounts.

Response: In response to the Staff’s comment, the Company has revised pages 25, 75 and 78-80 of Amendment No. 4.

U.S. Securities and Exchange Commission

December 5, 2017

Notes to unaudited pro forma condensed combined financial statements

(A) Interest Expense, page 81

8.	Please disclose in greater detail how you computed the pro forma adjustments to interest expense and allocations of net income and grant of exchangeability to limited partnership units. Please disclose where the pro forma adjustments to interest for debt other than the BGC Notes (e.g., Term Loan and Converted Term Loan) are reflected. Also, disclose how you arrived at the weighted average interest rate used and explain any material differences from the rates shown for the BGC Notes on page 210.

Response: In response to the Staff’s comment, the Company has revised page 81 of Amendment No. 4.

(B) Separation of Partnership Interest, page 81

9.	Please disclose:

•	The nature of the redeemable partnership interest and your basis for presenting it as temporary or mezzanine equity.

•	How you computed the amounts assigned to the redeemable partnership interest and noncontrolling interests.

•	How you computed the amounts reflected in allocations of net income and grant of exchangeability to limited partnership units and net income (loss) attributable to noncontrolling interests.

Response: In response to the Staff’s comment, the Company has revised page 81 of Amendment No. 4.

(C) Tax Effects, page 81

10.	Please disclose the effective tax rate assumed and explain why you used it.

Response: In response to the Staff’s comment, the Company has revised pages 81-82 of Amendment No. 4. The effective tax rate for the year ended December 31, 2016 was 35.3%. The effective tax rate for the nine months ended September 30, 2017 was 39.1%, which is based on a forecasted annual rate for 2017 applied to the actual results of the nine months ended December 31, 2017. The Company’s effective tax rate for each period differs from the Company’s statutory tax rate principally because (i) Newmark OpCo is not wholly owned by the Company and the income of Newmark OpCo allocated to Newmark Holdings is not subject to corporate level tax, but instead passed through and taxed at the individual partner level and (ii) of the tax effect of certain non-deductible items.

(D) Pro Forma Earnings per Share and Weighted-Average Shares Outstanding, page 81

11.	Please disclose why net income (loss) available to common stockholders is zero in your basic and diluted earnings (loss) per share computations and provide reconciliations of how you computed these amounts.

Response: In response to the Staff’s comment, the Company has revised page 82 of Amendment No. 4.

12.	Please disclose in greater detail the assumptions used in calculating basic and diluted weighted-average shares of common stock outstanding for the nine months ended September 30, 2017 and the fiscal year ended December 31, 2016.

Response: In response to the Staff’s comment, the Company has revised page 82 of Amendment No. 4.

U.S. Securities and Exchange Commission

December 5, 2017

(J) Repayment of the Term Loan and the Converted Term Loan, page 83

13.	It does not appear that any of the Converted Term Loan is being repaid. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised pages 23, 76, 80 and 83 of Amendment No. 4 to remove the reference to the Converted Term Loan being repaid.

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer

           Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)

Stephen M. Merkel, Executive Vice President, General Counsel and Secretary

           BGC Partners, Inc.